<SEQUENCE>1
<FILENAME>AEN_sc13g.txt

                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                             Adeona Pharmaceuticals, Inc.
                                (Name of Issuer)

                      Common Stock, par value $0.001 per share
                          (Title of Class of Securities)

                                    00685T108
                                 (CUSIP Number)

                                  January 31, 2011
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 00685T108                  13G                   Page 2 of 10 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Master Fund Ltd.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [ ]
                                                               (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER


1,060,872 shares of Common Stock

Warrants to purchase 714,286 shares of Common Stock (see Item 4)*


OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER


1,060,872 shares of Common Stock

Warrants to purchase 714,286 shares of Common Stock (see Item 4)*


-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


1,060,872 shares of Common Stock

Warrants to purchase 714,286 shares of Common Stock (see Item 4)*


-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.03% (see Item 4)*
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
-----------------------------------------------------------------------------

* As more fully described in Item 4, certain of these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 00685T108                  13G                   Page 3 of 10 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Capital Management, L.P.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER


1,060,872 shares of Common Stock

Warrants to purchase 714,286 shares of Common Stock (see Item 4)*



OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER


1,060,872 shares of Common Stock

Warrants to purchase 714,286 shares of Common Stock (see Item 4)*

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


1,060,872 shares of Common Stock

Warrants to purchase 714,286 shares of Common Stock (see Item 4)*

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.03%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-----------------------------------------------------------------------------

* As more fully described in Item 4, certain of these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 00685T108                  13G                   Page 4 of 10 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Sander Gerber
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER


1,060,872 shares of Common Stock

Warrants to purchase 714,286 shares of Common Stock (see Item 4)*



OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER


1,060,872 shares of Common Stock

Warrants to purchase 714,286 shares of Common Stock (see Item 4)*

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON


1,060,872 shares of Common Stock

Warrants to purchase 714,286 shares of Common Stock (see Item 4)*


-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.03% (See Item 4)
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-----------------------------------------------------------------------------

* As more fully described in Item 4, certain of these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 00685T108                  13G                   Page 5 of 10 Pages
-----------------------------------------------------------------------------


Item 1.

(a)   Name of Issuer

          Adeona Pharmaceuticals, Inc., a Nevada Corporation (the "Company")

(b)   Address of Issuer's Principal Executive Offices

           	3930 Varsity Drive
		Suite 106
		Ann Arbor, Michigan 48108


Item 2(a).  Name of Person Filing

 This statement is filed by Hudson Bay Master Fund Ltd., Hudson Bay Capital Management, L.P. (the "Investment Manager") and Mr. Sander Gerber
("Mr. Gerber"), who are collectively referred to herein as "Reporting Persons."

Item 2(b).  Address of Principal Business Office or, if none, Residence

      The address of the principal business office of the Investment Manager and Mr. Gerber is:

      120 Broadway, 40th Floor
      New York, NY 10271

      The address of the principal business office of Hudson Bay Master Fund
	Ltd. is:

      Walkers SPV Limited, Walker House
      PO Box 908GT, Mary Street
      Georgetown, Grand Cayman
      Cayman Islands

Item 2(c).  Citizenship

      Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)   Title of Class of Securities

      	Common Stock, par value $0.001 per share (the "Common Stock")


Item 2(e)   CUSIP Number

      	00685T108


CUSIP No. 00685T108                  13G                   Page 6 of 10 Pages
-----------------------------------------------------------------------------

Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership


The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

On the date of event which requires the filing of this Schedule 13G the Reporting Persons may have been deemed to be the beneficial owners of more than five percent of the Common Stock. According to the information provided to the reporting Persons by the Company, as of the January 28,2011, there were 23,440,601 shares of Common Stock outstanding. On January 28, 2011, the Company and certain of the Hudson Bay Capital Funds entered into an agreement ("the Agreement") to purchase the reported shares of Common Stock (the "Reported Common Stock") and the reported warrants (the "Reported Warrants" and, together with the Reported Common Stock, the "Reported Securities"), the consummation of which is anticipated to occur no later than February 2, 2011. Pursuant to the terms of the Reported Warrants the Reporting Persons cannot exercise any of the Reported Warrants until such time as the Reporting Persons would not beneficially own, after such exercise, more than 4.99% of the outstanding shares of Common Stock (the "Blocker"). The percentage set forth on Row (11) of the cover pages (i) is based on the Company's outstanding shares of Common Stock assuming the issuance of the Reported Securities to the Hudson Bay Capital Funds contemplated by the Agreement and (ii) reflects the Reporting Person's beneficial ownership of the Reported Securities subject to the Blocker.


CUSIP No. 46489V104                  13G                   Page 7 of 10 Pages
-----------------------------------------------------------------------------
Item 5.     Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      Not applicable.

Item 8.     Identification and Classification of Members of the Group

      See Exhibit I.

Item 9.     Notice of Dissolution of Group

      Not applicable.



CUSIP No. 00685T108                  13G                   Page 8 of 10 Pages
-----------------------------------------------------------------------------



Item 10.    Certification

      By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of January 31, 2011 by and among Hudson Bay Master Fund, Ltd., Hudson Bay Capital Management, L.P., and Sander Gerber.

CUSIP No. 00685T108                   13G                  Page 9 of 10 Pages
-----------------------------------------------------------------------------


SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 31, 2011


HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name:	Sander Gerber
Title: 	Authorized Signatory


HUDSON BAY MASTER FUND LTD
By: Hudson Bay Capital Management, L.P.
Investment Manager
By: /s/ SANDER GERBER
Name:	Sander Gerber
Title: 	Authorized Signatory




/s/ Sander Gerber
SANDER GERBER

CUSIP No. 00685T108                 13G                   Page 10 of 10 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share of Adeona Pharmaceuticals, Inc is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of January 31, 2011


HUDSON BAY MASTER FUND LTD			HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: Hudson Bay Capital Management, L.P.	By: /s/ Sander Gerber
							Name:	Sander Gerber
Investment Manager				Title: 	Authorized Signatory
By: /s/ Sander Gerber				Name:  Sander Gerber
Name:	Sander Gerber
Title: 	Authorized Signatory




/s/ Sander Gerber
SANDER GERBER